Exhibit 99.1

Press release

WiLAN to Present at Upcoming Investor Conferences

OTTAWA, Canada – September 13, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at two upcoming investor conferences.

WiLAN will present at the CIBC 11th Annual Eastern Institutional Investor Conference at Le Centre Sheraton Hotel in Montreal, Quebec. WiLAN’s presentation will take place on September 20, 2012 at 10:00 AM Eastern Time. Presenting from management will be Shaun McEwan, CFO.

On September 27, 2012, WiLAN will present at the Cantor Fitzgerald Canada Growth Technology Conference which will take place at the One King West Hotel in Toronto, Ontario. WiLAN’s presentation will begin at 9:15 AM Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:	For Investor inquiries, please contact:

Kathryn Hughes	Tyler Burns
Director, Marketing & Communications	Director, Investor Relations
O: 613.688.4897	O: 613.688.4330
C: 613.898.6781	C: 613.697.0367
E: khughes@wilan.com	E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	1